FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 under
the Securities Exchange Act of 1934

For the month of	January	2013
Research In Motion Limited
(Translation of registrant’s name into English)
295 Phillip Street, Waterloo, Ontario, Canada N2L 3W8
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40F.

Form 20-F	Form 40-F	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) : 82-_______________

DOCUMENT INDEX

Document		Page No.
1.	BlackBerry Enterprise Service 10 Now Available for Download	4

Document 1

January 23, 2013

FOR IMMEDIATE RELEASE

BlackBerry Enterprise Service 10 Now Available for Download

RIM’s New Multiplatform Enterprise Mobility Management Solution Makes Mobility Easy for Businesses

Waterloo, ON – Research In Motion (RIM) (NASDAQ: RIMM; TSX: RIM) today announced that its new Enterprise Mobility Management (EMM) solution, BlackBerry® Enterprise Service 10, is now available for download. BlackBerry Enterprise Service 10 re-invents RIM’s EMM by bringing together device management, industry leading security*, and mobile applications management for BlackBerry® smartphones, BlackBerry® PlayBook™ tablets, and new BlackBerry 10 smartphones in a consolidated solution. It also provides a single console for managing BlackBerry, Android™ and iOS® devices.

BlackBerry Enterprise Service 10 builds on more than a decade of RIM’s enterprise mobility management expertise and the most widely deployed mobility solution in enterprises today. BlackBerry Enterprise Service 10 offers mobile device management, mobile application management and secure mobile connectivity, and delivers a cost-efficient and reliable solution for business customers.

“BlackBerry Enterprise Service 10 empowers employees to be more productive and better equipped to serve customers while it provides business and IT leaders with the confidence that corporate data is protected and manageable in the same way they have long enjoyed with BlackBerry,” said Peter Devenyi, Senior Vice President, Enterprise Software, Research In Motion. “BlackBerry Enterprise Service 10 makes mobility easy for businesses to help keep them moving.”

Flexible Enterprise Mobility Management
BlackBerry Enterprise Service 10 gives organizations a highly scalable solution and the flexibility to manage their mobile deployment as needed. It supports both corporate-owned and personal-owned (BYOD – Bring Your Own Device) device deployments and mixed environments of BlackBerry and other devices, providing mobile device management, mobile application management, and secure access to corporate data. It includes an intuitive, unified, web-based administration console to manage devices and users. It also supports BlackBerry® Balance™ technology, which elegantly separates and secures work applications and data from personal content on BlackBerry devices.  BlackBerry Enterprise Service 10 is built on the same security and connectivity model for BlackBerry 10 smartphones that enterprise customers have always trusted and relied upon with BlackBerry® Enterprise Server.

Key Features for BlackBerry 10 smartphones with BlackBerry Enterprise Service 10
•	Support for secure separation of work and personal applications and data on BlackBerry 10 smartphones through BlackBerry Balance technology.
•	Support for seamless and secure access to work email, content and secure connectivity to “behind the firewall” applications and data.
•
 BlackBerry® World™ for Work, the new corporate app storefront for BlackBerry 10 smartphones that allows organizations to easily manage apps for employees. Administrators can push and install the organization’s mandatory apps to both corporate and personal-owned devices and publish recommended apps to employees.

•
Rich management controls for securing and managing work profiles including hierarchical group management with Active Directory integration, support for customizable administrative roles with granular capabilities, an intuitive enterprise enrollment process for employees that offers a self-service console, and centralized control of assignable profiles for email, SCEP, Wi-Fi®, VPN and proxy servers.

What Customers Are Saying
“The BlackBerry solution has been meeting our enterprise mobility needs for 10 years and it’s been incredibly exciting to be among the first UK customers to try out BlackBerry 10,” said Craig Allcock, Head of Networks, Group Technology, The Co-operative Group. “The re-designed UI is excellent, providing a smooth experience which enables you to seamlessly switch between applications and content across both the personal and work profiles. We’re confident that BlackBerry 10 smartphones and the new BlackBerry Enterprise Service 10 will enable us to both anticipate and meet the existing and future enterprise mobility needs of our individual employees.”

“We’ve been testing BlackBerry 10 and BlackBerry Enterprise Service 10 in our environment and we’re pleased with the manageability, security and reliability that the solution offers, along with expanded management capabilities to other devices within our network,” said Peter E. Lesser, Director of Global Technology, Skadden, Arps, Slate, Meagher & Flom LLP. “BlackBerry has been a trusted partner of ours for many years, and we’re excited to implement BlackBerry Enterprise Service 10 in our organization.”

What Industry Analysts Are Saying
“BlackBerry Enterprise Service 10 brings some important technology, cost and operational improvements to existing BlackBerry customers,” said Nick McQuire, Research Director Mobile Enterprise Strategies EMEA for IDC. “We believe RIM is poised to capitalize on its strong history in delivering reliable, scalable and secure mobile enterprise management solutions to help organizations address an increasingly diverse mobile environment.”

“Companies require maximum flexibility and diversity in mobile deployments,” said Jack Gold, principal analyst of J.Gold Associates, LLC. “Products that manage multiple platforms, while at the same time enabling the segregation of personal and corporate data, represent an optimum solution by offering the lowest total cost of ownership, most end-user friendly, and highest security approach to enterprise mobility.”

Availability
The BlackBerry Enterprise Service 10 software as well as a limited sixty (60) day free trial (includes client access licenses) is available to be ordered here.

Through the BlackBerry 10 Ready Program, existing customers can take advantage of the free license trade up program at www.blackberry.com/licensetradeup, which is available until December 31, 2013.**

* BlackBerry Enterprise Service 10 has been FIPS 140-2 certified.
** Terms and conditions apply.

About Research In Motion
Research In Motion (RIM), a global leader in wireless innovation, revolutionized the mobile industry with the introduction of the BlackBerry® solution in 1999. Today, BlackBerry® products and services are used by millions of customers around the world to stay connected to the people and content that matter most throughout their day. Founded in 1984 and based in Waterloo, Ontario, RIM operates offices in North America, Europe, Asia Pacific and Latin America. RIM is listed on the NASDAQ Stock Market (NASDAQ: RIMM) and the Toronto Stock Exchange (TSX: RIM). For more information, visit www.rim.com or www.blackberry.com.

North America Media Contact:
Kim Geiger
Research In Motion
+1-289-261-5642
kgeiger@rim.com

EMEA Media Contact:
Morgan Evans
Research In Motion UK
+44 (0) 17 5366 7175
+44 (0) 77 0374 7285
moevans@rim.com

APAC Media Contact:
Antoinette Trovato
Research In Motion Limited
+61 2 9463 7614
+61 437 763 316
atrovato@rim.com

Investor Contact:
RIM Investor Relations
+1-519-888-7465
investor_relations@rim.com

###

Forward-looking statements in this news release are made pursuant to the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995 and applicable Canadian securities laws. When used herein, words such as "expect", "anticipate", "estimate",  "may",  "will", "should", "intend," "believe", and similar expressions, are intended to identify forward-looking statements. Forward-looking statements are based on estimates and assumptions made by RIM in light of its experience and its perception of historical trends, current conditions and expected future developments, as well as other factors that RIM believes are appropriate in the circumstances. Many factors could cause RIM's actual results, performance or achievements to differ materially from those expressed or implied by the forward-looking statements, including those described in the "Risk Factors" section of RIM's Annual Information Form, which is included in its Annual Report on Form 40-F (copies of which filings may be obtained at www.sedar.com or www.sec.gov). These factors should be considered carefully, and readers should not place undue reliance on RIM's forward-looking statements. RIM has no intention and undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

BlackBerry, RIM, Research In Motion and related trademarks, names and logos are the property of Research In Motion Limited and are registered and/or used in the U.S. and countries around the world. All other brands, names and marks are the property of their respective owners. RIM is not responsible for any third party products or services.

SIGNATURES

Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Research In Motion Limited
(Registrant)
Date:	January 23, 2013	By:	/s/Edel Ebbs
(Signature)
Edel Ebbs Executive Vice President, Executive Operations & Corporate Strategy, Office of the CEO